SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JULY 14, 2015

I. Date, Time and Place: July 14, 2015, at 17:30 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Company’s Board of Directors. III. Presiding Board: Mr. Henrique Constantino, as Chairman of the meeting, invited me, Claudia Karpat, to act as Secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To resolve on (i) the ratification of the execution of the Investment Agreement, executed among the Company, Fundo de Investimento em Participações Volluto and Delta Air Lines, Inc. on July 10, 2015 (“Investment Agreement”); (ii) the ratification of the execution of the Memorandum of Understanding, executed between the Company and Delta Air Lines, Inc. on July 10, 2015 (“MOU”); and (iii) the increase of the Company’s capital stock, within the authorized capital limits, under the terms of Article 6 of the Company’s Bylaws. VI. Resolutions: First of all, it is hereby acknowledged that the Director Edward H. Bastian informed the other Directors of his impediment, pursuant to article 156 of the Brazilian Corporations Law, clarifying that his interest arises from his position as executive officer of Delta Air Lines, Inc., and, thus, he left the room. After all the necessary explanations were provided and in line with the strategic transactions disclosed by the Company on the Material Fact dated as of July 10, 2015, the following resolutions were taken by unanimous approval of those present: (i) ratification of the execution of the Investment Agreement; (ii) ratification of the execution of the MOU; and (iii) the increase of the Company’s capital stock in the amount of R$ 461,272,399.20 (four hundred and sixty-one million, two hundred and seventy-two thousand, three hundred and ninety-nine reais and twenty cents), with possibility of partial approval of the increase, upon the private issuance of 64,065,611 (sixty four million, sixty-five thousand, six hundred and eleven) preferred shares, registered, book-entry and with no par value, at the issuance price of R$ 7.20 (seven reais and twenty cents) per share (“Capital Increase”). In order to determine the issuance price, the Company’s management took into consideration all the information available on the prices traded on the market, and the methodologies permitted by article 170, paragraph 1, of the Corporations Act. The Company’s management has also considered the particular details of the capital increase, which aims at allowing the capitalization of the Company, by means of committed investments of up to US$90 million by the controlling shareholder, and of up to US$56 million by Delta, in the context of the extension of the strategic alliance between the Company and Delta. The Company’s management has concluded that the net worth value of the Company’s shares and the equity value obtained through the potential profitability of the Company are not proper methodologies for determining the issuance price at this moment, given the clear lack of factors suggesting that the intrinsic value of the Company is not reflected in trading price of the shares. The Company’s management concluded that the weighted average of the prices of the Company’s shares listed in BM&FBOVESPA on the last 30 (thirty) trading sessions immediately prior to July 14, 2015 (inclusive) was the most appropriate methodology for determining the issuance price, in view of the liquidity of the Company’s shares in the market, which presented significant trading volumes and numbers, and due to the lack of external events which would suggest the use of another criteria. Additionally, the issuance price fixed pursuant to such methodology shall permit the Company to enforce the Delta Air Lines, Inc.’s investment commitment, subject to the other conditions set forth in the Investment Agreement executed on July 10, 2015, among the Company, FIP Volluto and Delta. The capital stock of the Company shall be increased from R$ 2,618,837,134.50 (two billion, six hundred and eighteen million, eight hundred and thirty-seven thousand, one hundred and thirty-four reais and fifty cents) to R$ 3,080,109,533.70 (three billion, eighty million, one hundred and nine thousand, five hundred and thirty-three reais and seventy cents), comprising 5,035,037,140 (five billion, thirty-five million, thirty-seven thousand, one hundred and forty) common shares and 203,383,968 (two hundred and three million, three hundred and eighty three thousand, nine hundred and sixty eight) preferred shares. The preferred shares subscribed in the Capital Increase shall be paid-up in cash, in Brazilian currency, upon subscription. All the shareholders of the Company on July 15, 2015 shall have a term of 30 (thirty) days for exercising their preemptive rights, starting on July 16, 2015 and ending on and including August 14, 2015. The Directors have further decided that the preemptive rights shall not be granted to the holders of American Depositary Receipts (“ADRs”), as permitted under the deposit agreement regarding the ADRs. The holders of common or preferred shares of the Company may subscribe preferred shares arising out of the Capital Increase, proportionally to their respective interest in the capital stock, excluding treasury shares. As from, and including July 16, 2015, the shares shall be traded ex-right to subscription of the shares issued herein. The proceeds obtained in the Capital Increase shall be used to strengthen the Company’s liquidity, working capital, capital structure and equity, to keep its growth plans and goals for both the short and long term, as well as performing other investments required and necessary for the sustainable growth of the Company and for creating value for its shareholders. The strengthening of the Company’s liquidity, working capital, capital structure and equity is consistent with the already disclosed and consolidated policy of the Company to maintain significant liquid funds in order to guarantee the Company’s flexibility to respond to variations on the competitive conditions, on the cash generation and on the availability of third party funds. Given such purpose, the purpose of the Capital Increase shall be fulfilled upon the committed investment by the controlling shareholder of up to R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one hundred and fourteen reais and forty cents), to strengthen the Company’s liquidity. For such reason, in the event that only the controlling shareholder subscribes its proportional part of the shares of the Capital Increase, and Delta or the market shareholders do not subscribe for their proportional part of the issued shares for any reason, the Company shall consider the purpose of the Capital Increase duly fulfilled due to the already significant strengthening of its liquidity. In the event the shares of the Capital Increase are not fully subscribed, after the expiration of the term provided for the exercise of the preemptive rights, the Company shall proceed to the apportionment of any remaining unsubscribed shares among the shareholders that expressed an interest in the remaining unsubscribed shares on their subscription bulletins, pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76. If unsubscribed shares remain after this apportionment, the Company shall not perform an auction (leilão das sobras) of the unsubscribed shares and shall confirm the partial capital increase by canceling the remaining unsubscribed shares, provided that the amount thus subscribed is of at least R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one

2

hundred and fourteen reais and forty cents) (“Minimum Subscription”). The management believes that the purpose of the Capital Increase is to strengthen the Company’s working capital, capital structure and equity (to the extent of the controlling shareholder’s commitment is invested and in accordance with the liquidity policies of the Company) shall be fulfilled if the amount of the Capital Increase exceeds the Minimum Subscription, even though the Capital Increase has not been fully subscribed. In the event the amount subscribed does not reach such Minimum Subscription, the Company shall perform an auction (leilão das sobras) of the unsubscribed shares pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76. In possible apportionments of unsubscribed shares, the shareholders signalizing their interest in reserving unsubscribed shares in the subscription bulletin will have 5 (five) business days, counted from the publication of the Notice to the Shareholders by the Company, for subscribing the unsubscribed shares to be apportioned. In view of the possibility of partial homologation of the capital increase, and seeking to ensure that the shareholders wishing to subscribe part of the Capital Increase may, upon exercising the subscription right, condition their investment decision on the final terms of the Capital Increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the subscription of the maximum amount of the Capital Increase; (ii) to the subscription of a certain minimum amount of the Capital Increase, provided that such minimum amount is not less than the Minimum Subscription amount; (iii) to the receipt of all the shares subscribed; or (iv) to the receipt of shares only in such minimum number as may be necessary for continuing to hold their respective interests in the capital stock of the Company. The preferred shares now issued are in all aspects identical to those preferred shares already outstanding and shall be fully entitled to any dividends and/or interest on capital remuneration which may be declared upon the confirmation of the Capital Increase. The members of the Board of Directors have also approved the publication of a Notice to the Shareholders with all the information about the capital increase approved herein. The information regarding the Capital Increase, pursuant to the requirements of Exhibit 30-XXXII of the CVM Instruction No. 480, of December 07, 2009, as amended, are disclosed by the Company as Exhibit I hereof. VII. Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who intended to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up the minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed by them. Signatures: Presiding Board: Henrique Constantino – President; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, July 14, 2015.

____________________________________ Henrique Constantino President	____________________________________ Claudia Karpat Secretary

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.